

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.ir@mitsubishicorp.com

March 28, 2003
Our ref. No. PI 095

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549



<u>Re:Mitsubishi Corporation - File No. 82-3784</u>

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice of Establishment of Pension Trust**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

dlw 6/2

Translation of report filed with the Tokyo Stock Exchange on March 28, 2003.

March 28, 2003

Notice of Establishment of Pension Trust

Mitsubishi Corporation wishes to serve notice that today it made an additional contribution of stock held by the company to a pension trust fund. The additional contribution was made to improve its funded status.

1. **Establishment Date of Trust**
   March 28, 2003

2. **Amount Contributed for Establishment of Trust**
   Approximately ¥33.0 billion

3. **Effect on Earnings for Fiscal Year Ending March 31, 2003**
   As a result of this additional contribution, Mitsubishi Corporation will recognize a gain on marketable securities and investments of approximately ¥18.0 billion on a consolidated basis under U.S. GAAP.
   Due to recent fall in share prices, possible write off of marketable securities makes it difficult for us to give an earnings forecast at this stage.
   If necessary, the correction of earnings forecast that were announced on November 15, 2002 will be announced when prospects become clearer.

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